December 31, 2019

Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attn: Peter McPhun & Brigitte Lippmann

Re:	Green Stream Holdings Inc.

Offering Statement on Form 1-A

Filed December 11, 2019

File No. 024-11086

Dear Sirs and Mesdames:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated December 19, 2019 (the “Comment Letter”) relating to the filing made by Green Stream Holdings Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 1-A/A filed December 11, 2019

Cover Page

1. Please revise to remove the delaying legend and reference to Section 8(a) of the Securities Act.

In response to the Staff’s comment, the delaying legend and reference to Section 8(a) of the Securities Act are deleted.

Consolidated financial statements, page F-1

2. We note your disclosure in note 1.B. that your fiscal year end is April 30, 2019. Please provide financial statements as of the end of your fiscal year and for the period then ended. Please ensure all financial statements cover the appropriate periods and please include all required financial statements in the form required by section (b) of Part F/S of Form 1-A.

The financial statements are amended as per the Staff’s comments.

Securities and Exchange Commission

December 31, 2019

Transactions with Related Persons, page 35

3. We note your response to comment 3 and the statement that "the Company will issue the shares to the Selling Securityholders following its sales of at least 888,883 shares under this Offering ..." Please note that the shares to be sold by the selling shareholders must be issued to them prior to qualification. Alternatively, the settlement shares should be removed from this 1-A. Subsequently the settlement shares could be covered by a postqualification amendment to be filed after issuing them to the parties to the settlement agreement.

In response to the Staff’s comment the Company issued the shares to selling securityholders.

Please contact the undersigned if you have any further questions.

Sincerely,

/s/ Madeline Cammarata
Title: President